SPELZON CORP.

Bjorksundsslingan 29 nb, Stockholm, Sweden 12431

November 21, 2014

Mrs. Maryse Mills-Apenteng

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Spelzon Corp.

Registration Statement on Form S-1

Filed on: August 25, 2014

File No. 333-198338

Dear Mrs. Mills-Apenteng,

We received your letter dated November 4, 2014, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 25, 2014:

1.

We note your response to prior comment 2 regarding the various verbal agreements with Mr. Parrik. Please revise each section where a verbal agreement is discussed to clarify that it is not binding or enforceable. Your general disclaimer on page 24 is insufficient.

We have revised pages 9, 13, 21 and 24 to include that the verbal agreements are “not binding or enforceable”.

2.

We note your added risk factor on page 10 regarding limitations on resales under Rule 144(i) in response to prior comment 7. However, you did not revise the second risk factor on page 11 to clarify that the holding period for restricted shares held by your officers, directors, and affiliated shareholders is one year, not six months, due to your status as a shell company and the restrictions of Rule 144(i). Please revise to clarify that the holding period will be at least one year, provided you are timely with your periodic reporting and have ceased being a shell company.

We have revised to correct the holding period by including: “at least one year, provided that we are timely with our periodic reporting and have ceased being a shell company

3.

We note that in response to prior comment 17, you disclose your offering proceeds will be located in the United States, yet your game developer is located in Canada and your operations will primarily be conducted in Sweden. Please advise us how your offering proceeds will be used to pay for non-U.S. based expenses.

We will use electronic bank wires or company checks to pay for non-U.S. based expenses.

4.

We note your response to prior comment 15 that your initial product will be both an android and iPhone application. The application development agreement filed as Exhibit 10.1 refers only to the development of an iPhone application. Please revise to explain this discrepancy.

We have revised to include: “The developer verbally agreed that he will start by creating the game on the android platform and then he will make the simple conversion onto the IOS platform. For that reason, the application development agreement only refers to the final iPhone/IOS application”.

5.

We note that the introductory paragraph of the report states that the balance sheet from March 7, 2014 (inception) to July 31, 2014 was audited. However, the balance sheet presented on page 32 provides the balances “as of” July 31, 2014. Please revise the report accordingly. Similar concerns apply to the opinion paragraph. Refer to Rule 2-02(a) of Regulation S-X.

Our auditors revised to do the appropriate changes.

6.

We note that the report includes the auditor’s opinion on the financial position of the company, but does not provide the opinion on the results of operations and cash flows. Please revise to include this information. Refer to Rule 2-02(c) of Regulation S-X.

Our auditors revised to do the appropriate changes.

This letter responds to all comments contained in your letter dated November 4, 2014.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Arthur Parrik

spelzoncorp@gmail.com

1-702-751-8467

Thank you.

Sincerely,

/S/ Arthur Parrik

Arthur Parrik, President